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Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corporation
Commission File No. 333-44112


                                                           Release No. C-1637
                                                           November 21, 2000

              GEORGIA-PACIFIC TO DIVEST COMMERCIAL TISSUE BUSINESS
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  UNDER CONSENT DECREE WITH U.S. DEPT. OF JUSTICE; FORT JAMES EXCHANGE OFFER
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                    EXTENDED TO 6 P.M., WEDNESDAY, NOV. 22
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ATLANTA -- Georgia-Pacific Corp. (NYSE: GP) announced today that it will sell its away-from-home tissue business, including approximately 368,000 tons of tissue manufacturing capacity, associated converting facilities and the sales and marketing functions that support this business.

Georgia-Pacific also announced today it is extending its exchange offer for all outstanding shares of Fort James Corp. (NYSE:FJ) from the prior expiration date of 6 p.m. Eastern time today (Tuesday, Nov. 21, 2000) to 6 p.m. Eastern time, Wednesday, Nov. 22, 2000. Thus the offer and withdrawal rights will expire at 6 p.m. Eastern time, Wednesday, Nov. 22, 2000.

Georgia-Pacific said it was extending its exchange offer so that more than 90 percent of the shares of Fort James common stock could be tendered, which would allow Georgia-Pacific to complete its merger with Fort James expeditiously under Virginia law. According to a preliminary count by the exchange agent for the offer, approximately 87.8 million shares of Fort James common stock had been tendered and not withdrawn as of 5:00 p.m. Eastern time, Monday, Nov. 20.

The divestiture of Georgia-Pacific's commercial tissue business resolves an investigation by the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of Georgia-Pacific's previously announced merger agreement with Fort James. Georgia-Pacific said the settlement does not require divestiture of the consumer tissue businesses of either company or of Fort James' away-from-home tissue business.

The divestiture will be made pursuant to a proposed consent decree agreed to by Georgia-Pacific and Fort James and filed today in federal court in the District of Columbia. Georgia-Pacific said it expects the court to approve the decree prior to the expiration of the exchange offer on Wednesday.

Sale of the Georgia-Pacific commercial tissue business is expected to take place promptly. Georgia-Pacific is currently in discussions with potential purchasers of this business, which includes certain away-from-home manufacturing assets that the company had previously announced it would sell in connection with the Fort James acquisition. Facility locations include: Alsip, Ill.; Bellemont and Flagstaff, Ariz., Brattleboro, Vt.; Greenwich, N.Y.; Gary, Ind.; LaGrange, Ga.; and Menasha and Neenah, Wis.

In connection with the exchange offer, all Fort James stockholders should read the prospectus and offer statements that were filed by Georgia-Pacific and the solicitation/recommendation statements that were filed by Fort James with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares.

Stockholders are able to obtain these statements and amendments, as well as other filings containing important information about Georgia-Pacific and Fort James, without charge, at the SEC's internet site (www.sec.gov). Copies of the
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offer and solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Georgia-Pacific's corporate secretary.

Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demak'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.

Media Contacts:     Ken Haldin / Georgia-Pacific
                    (404) 652-6098
                    Greg Guest / Georgia-Pacific
                    (404) 652-4739
                    Mark Lindley / Fort James
                    (847) 317-5280

Analyst Contacts:   Richard Good / Georgia-Pacific
                    (404) 652-4720
                    Celeste Gunter / Fort James
                    (804) 662-8307